UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K




                 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from ____________ to ____________


                         Commission File Number 1-14036


A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  DST Systems, Inc. 401(k) Profit Sharing Plan

B.       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                DST Systems, Inc.
                              333 West 11th Street
                           Kansas City, Missouri 64105

                              REQUIRED INFORMATION


1.       Report of PricewaterhouseCoopers LLP

2. Audited Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000

3. Audited Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2001 and 2000

4.       Notes to Financial Statements

5.       Schedule of Assets Held at End of Year

6.       Signature Page

7.       Consent of PricewaterhouseCoopers LLP (Exhibit 23.1)

DST Systems, Inc.
401(k) Profit
Sharing Plan
Financial Statements and
Additional Information
December 31, 2001 and 2000

DST Systems, Inc. 401(k) Profit Sharing Plan
Index to Financial Statements and Additional Information
-------------------------------------------------------------------------------


                                                                        Page

Report of Independent Accountants                                        1

Financial Statements:

     Statements of Net Assets Available for Benefits                     2

     Statements of Changes in Net Assets Available for Benefits          3

     Notes to Financial Statements                                      4-9

Additional information*                                              Schedule

     Line 4i - Schedule of Assets Held at End of Year                    I



* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants

To the Participants and the Advisory Committee of the DST Systems, Inc. 401(k) Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the DST Systems, Inc. 401(k) Profit Sharing Plan (the "Plan") at
December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP

Kansas City, Missouri
June 25, 2002

DST Systems, Inc. 401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
-------------------------------------------------------------------------------



                                                                                December 31,
                                                                 -------------------------------------------
                                                                        2001                    2000
                                                                 -------------------     -------------------
Cash and cash equivalents                                        $         950,242       $       1,011,782
Investments:
     Mutual funds                                                       70,720,600              61,637,108
     DST Common Stock                                                    6,704,505               3,867,787
     Investment in Master Trust                                        218,679,257             191,211,573
     Loans to participants                                               1,930,669               1,326,437
                                                                 -------------------     -------------------
         Total investments                                             298,035,031             258,042,905


Employer contributions receivable                                        7,347,250               5,535,714
                                                                 -------------------     -------------------

Net assets available for benefits                                $     306,332,523       $     264,590,401
                                                                 ===================     ===================


   The accompanying notes are an integral part of these financial statements.

DST Systems, Inc. 401(k) Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
-------------------------------------------------------------------------------



                                                                            Year Ended December 31,
                                                                 ---------------------------------------------
                                                                         2001                      2000
                                                                 ---------------------      -------------------
Investment income:
     Dividends, interest and other distributions                 $           853,128        $     5,421,529
     Net depreciation in fair value of investments                       (16,396,449)           (15,278,318)
     Net appreciation in fair value of investment
         in Master Trust                                                  22,848,259             35,538,869
                                                                 ---------------------      -------------------
                                                                           7,304,938             25,682,080
                                                                 ---------------------      -------------------


Contributions:
     Employer                                                             26,167,516             23,330,703
     Participants                                                         24,510,330             24,975,504
                                                                 ---------------------      -------------------
                                                                          50,677,846             48,306,207
                                                                 ---------------------      -------------------
                                                                          57,982,784             73,988,287


Transfer from DST Profit Sharing Plan                                                           158,414,150
Benefits paid to participants                                            (16,197,662)           (17,289,613)
Administrative expenses                                                      (43,000)               (37,147)
                                                                 ---------------------      -------------------
                                                                         (16,240,662)           141,087,390


Net change in net assets available for benefits                           41,742,122            215,075,677

Net assets available for benefits:

     Beginning of year                                                   264,590,401             49,514,724

                                                                 ---------------------      -------------------

     End of year                                                 $       306,332,523        $   264,590,401
                                                                 =====================      ===================




   The accompanying notes are an integral part of these financial statements.

DST Systems, Inc. 401(k) Profit Sharing Plan
Notes to Financial Statements
-------------------------------------------------------------------------------


1.       Description of the Plan

The DST Systems, Inc. 401(k) Profit Sharing Plan is a contributory, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

Effective January 1, 2000, the DST Systems, Inc. Profit Sharing Plan (the "Profit Sharing Plan") merged into the DST Systems, Inc. 401(k) Plan (the "401(k) Plan") to form the DST Systems, Inc. 401(k) Profit Sharing Plan (the "Plan"). The net assets available for Plan benefits of the Profit Sharing Plan at December 31, 1999 is shown as a transfer into the Plan on the Plan's financial statements for the year ended December 31, 2000. The Form 5500 for both the Profit Sharing Plan and the 401(k) Plan reflects the transfer as of end of business on December 31, 1999.

Sponsor
The Plan Sponsor is DST Systems, Inc. ("DST") and certain of its subsidiaries and affiliates (the "Sponsor").

Trustee and Investment Manager
The trustee of the Plan is UMB Bank, n.a. (the "Trustee"). The Trustee holds and administers all assets of the Plan in accordance with the provisions of the Plan agreement.

The investment manager of the DST Systems, Inc. Master Trust ("Master Trust") is Ruane, Cunniff & Co., Inc. (the "Investment Manager").

Administration of the Plan
An advisory committee (the "Advisory Committee"), which consists of members who are selected by the Board of Directors of DST, has full power, authority and responsibility to control and manage the operations and administration of the Plan. All expenses of operating the Plan may be paid out of Plan assets, except to the extent the Sponsor decides to pay these expenses. For the years ended December 31, 2001 and 2000, the Sponsor paid Plan expenses.

Eligibility
All full-time employees of the Sponsor who are not members of a collective bargaining unit or nonresident aliens are eligible to participate in the Plan on the Plan entry date. The Plan entry date is the first day of the calendar month following the date an employee, other than seasonal or temporary, completes one hour of service. Seasonal and temporary employees must complete 1,000 hours of service, as defined in the Plan agreement, prior to entering the Plan.

Contributions
Contributions are made through participant salary reductions and rollovers from other qualified plans. Participants can contribute from 1% to 15% of their annual gross salary to the Plan (subject to Internal Revenue Service limitations).

Sponsor 401(k) contributions consist of a dollar-for-dollar match of the first 3% of participant contributions ("highly compensated employees" are subject to Internal Revenue Service limitations).

In addition, the Sponsor may make discretionary profit sharing contributions. Generally, an employee must complete 1,000 hours of service during the Plan year and be employed on December 31st to be eligible.

Participant accounts
Each participant's account is credited with the participant's contributions, matching contributions, profit sharing contributions, rollover contributions, forfeitures of terminated participants' non-vested accounts and an allocation of Plan earnings or losses. Allocations of earnings or losses are based on account balances. Discretionary contributions and forfeitures are allocated to participant accounts based on the proportion which the participant's eligible compensation bears to the aggregate eligible compensation of all participants for the year. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
Participants are always 100% vested in their own contributions and rollover contributions (as adjusted to reflect investment earnings and losses).

Generally, participants originally employed by the Sponsor prior to January 1, 2000, will become vested in Sponsor matching contributions and Sponsor profit sharing contributions (as adjusted to reflect investment earnings and losses) in accordance with the following schedule:

                  Years of Service                   Percentage Vested
                  ----------------                   -----------------
                      less than 1                             0%
                  1 but less than 2                          10%
                  2 but less than 3                          20%
                  3 but less than 4                          30%
                  4 but less than 5                          60%
                      5 or more                             100%

Participants not within the above categories will be vested in Sponsor matching contributions and Sponsor profit sharing contributions (as adjusted to reflect investment earnings and losses) according to the following schedule:

                  Years of Service                   Percentage Vested
                  ----------------                   -----------------
                      less than 3                             0%
                  3 but less than 4                          30%
                  4 but less than 5                          60%
                      5 or more                             100%

Investment options
Participants may direct their contributions into DST Common Stock ($0.01 par value) or any number of the mutual fund investment options as selected by the Advisory Committee. The investment options contain different degrees of risks. Participants should refer to the respective fund prospectus for a more complete description of the investment objectives of each fund. The Advisory Committee reserves the right to change the available investment options from time to time.

Participants may change their investment options daily.

Forfeitures
Forfeitures of unvested accounts are first used for the restoration of reemployed participants' forfeited amounts and then added to the profit sharing contribution.

All profit sharing contributions are invested by the Trustee as advised by the Investment Manager.

Plan participants
The following summarizes the number of participants by investment option as of December 31, 2001:

        American Century Value                                  769
        American Century Growth                               1,536
        American Century Select                               1,064
        American Century Ultra                                1,986
        American Century International                          612
        DST Systems, Inc. Common Stock                        1,970
        Davis NY Venture                                        760
        Fidelity Advisor Growth                                 788
        Janus Investment                                      2,760
        Janus Investment Enterprise                           2,353
        Janus Investment Mercury                              3,383
        Janus Investment Overseas                             2,010
        Managers Fund Special Equity                            637
        Money Market Obligs Prime Value                         608
        PIMCO Total Return                                      740
        T. Rowe Price Mid-cap Growth                          1,221
        Royce Total Return                                      687
        Standish Ayer & Wood Fixed Income                       408
        Vanguard Bond Index                                   1,644
        Vanguard Index 500                                    2,751
        Vanguard Value                                          685


Distribution of benefits
Benefit distributions generally will be made in the event of retirement, death, disability, resignation or dismissal. A participant's normal retirement age is 59 1/2.

Balances not exceeding $5,000 will be automatically distributed as a lump sum as soon as administratively practicable following termination of employment. Balances exceeding $5,000 will be distributed upon participant election as soon as administratively practicable but no later than April 1st of the Plan year following the Plan year in which age 70 1/2 is attained. Such distributions may be elected as a lump sum or paid in monthly, quarterly or annual installments. Distributions shall be made in cash or, at the option of the Participant, in cash plus the number of whole shares of DST Common Stock allocated to the Participant's account.

Distributions must begin no later than the 60th day after the close of the Plan year in which a participant reaches normal retirement age or celebrates their 10th anniversary as a Plan member (whichever is later).Certain exceptions apply.

Upon death, all sums credited to the participant's account will be paid to the beneficiary or beneficiaries designated by the participant.

Distributions may also be made in the event of financial hardship of the participant. Certain restrictions apply.

Participant loans
Participants may borrow the lesser of $50,000 or 50% of their vested participant-directed accounts (subject to certain Plan and Internal Revenue Service limitations). Generally, loans must be repaid within five years. Loans bear a fixed rate of interest, which is set at loan origination using the Prime rate as published in the Wall Street Journal plus 1%.

Plan termination
The Sponsor believes the Plan will continue without interruption; however, it reserves the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in any unvested balances from Sponsor contributions and their respective account balances will be distributed in accordance with the Plan.

2.       Significant Accounting Policies

Basis of accounting
The accompanying financial statements are presented on the accrual basis of accounting.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for plan benefits. Actual results could differ from those estimates.

Cash and cash equivalents
Short-term liquid investments with a maturity of three months or less are considered cash equivalents. Due to the short-term nature of these investments, carrying value approximates market value.

Investment valuation and security transactions
Investments are recorded at fair value. Unrealized gains and losses are recognized in the year in which they occur. Investments in mutual funds and DST Common Stock are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed. The investments of the Master Trust are recorded at fair value as determined by quoted prices in active markets. Investment income of the Master Trust is allocated quarterly to participating plans based upon the fair value of participating plan interests in the Master Trust at the end of each quarter. Net assets of the Master Trust are allocated to participating plans based upon the value of the participating plan interests in the Master Trust at the beginning of the quarter plus actual contributions to the Master Trust and allocated investment income less actual distributions from the Master Trust. Loans are valued at the current amount due from participants.

Contributions
Contributions are recognized in the year to which they relate.

Accounting for obligations for benefit payments
The Plan does not record a liability relating to the obligations for benefit payments. Distributions paid to participants in 2002 for withdrawals and employees terminated during 2001 was $3,754,988. The amount paid in 2001 for withdrawals and employees terminated during 2000 was $5,488,578.

The Plan's Form 5500 reflects the liability in the year of withdrawal or termination.

Income tax status of the Plan
The Internal Revenue Service has determined and informed the Sponsor by a letter dated February 14, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination letter and applied in December 2001 to receive a new determination letter. The Advisory Committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

3.       Plan Investments

The following investments represent 5% or more of net assets available for benefits at year-end:


                                               December 31,                    December 31,
                                                   2001                            2000
                                         -------------------------      ----------------------------
Investment in Master Trust               $       218,679,257            $          191,211,573



The Investment in Master Trust is nonparticipant-directed.

During 2001 and 2000, the Plan's participant-directed investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:



                                                          Year Ended December 31,
                                         -----------------------------------------------------------
                                                    2001                            2000
                                         ---------------------------     ---------------------------
Mutual funds                                     $   (15,386,840)                $  (16,248,262)
DST Common Stock                                      (1,009,609)                       969,944
                                         ---------------------------     ---------------------------

                                                 $   (16,396,449)                $  (15,278,318)
                                         ===========================     ===========================



4.       Master Trust

The Plan's percentage ownership in the Master Trust is 75.1% and 72.8% at December 31, 2001 and

2000, respectively. The following Master Trust disclosures represent 100% of the balances in the Master Trust.

The Master Trust's assets by general type at year-end is as follows:



                                                       December 31,                   December 31,
                                                           2001                           2000
                                                 -------------------------      --------------------------
Cash and cash equivalents                                  $       33,071                  $       32,813
Mutual funds                                                    4,903,847                      18,983,432
Common stocks                                                 251,318,424                     232,402,259
Corporate debt                                                  7,844,038                       3,232,588
Government securities                                          26,967,639                       7,967,133
                                                 -------------------------      --------------------------

                                                           $  291,067,019                  $  262,618,225
                                                 =========================      ==========================



The Master Trust's total investment income by type for the years ended December 31, 2001 and 2000 is as follows:



                                                                   Year Ended December 31,
                                                 ---------------------------------------------------------
                                                             2001                          2000
                                                 --------------------------      -------------------------
Interest                                                     $   1,687,709                $      718,121
Dividends                                                        1,071,510                     1,489,541
Net appreciation                                                28,108,457                    47,718,248
                                                 --------------------------      -------------------------

                                                             $  30,867,676                $   49,925,910
                                                 ==========================      =========================



The Master Trust's net appreciation (depreciation) of investments by type for the years ended December 31, 2001 and 2000 is as follows:



                                                                 Year Ended December 31,
                                                 ---------------------------------------------------------
                                                           2001                            2000
                                                 --------------------------      -------------------------
Mutual funds                                                $           79              $           123
Common stocks                                                   26,363,377                   47,720,875
Corporate debt                                                   1,729,075                      (84,584)
Government securities                                               15,926                       81,834
                                                 --------------------------      -------------------------

                                                            $   28,108,457              $    47,718,248
                                                 ==========================      =========================



5.   Subsequent Events

Effective January 1, 2002, the Plan was amended in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001 to, among other things, change the limit on contributions, allow for catch-up contributions for participants aged 50 or older, revise the vesting schedule, disregard rollovers in the determination of involuntary distributions and increase the elective deferral percentage limit. Participants should refer to the Plan agreement for more complete information.

                                                                                                                        Schedule I


                                                 DST Systems, Inc. 401(k) Profit Sharing Plan
                                                           EIN 43-1581814 / PIN 004

                                                   Line 4i-Schedule of Assets at End of Year

                                                               December 31, 2001

    (a)              (b) Identity                 (c) Description                  (d) Cost              (e) Current Value
------------ ----------------------------- ------------------------------- -------------------------- -------------------------
                  American Century              Value                                      (1)                $    1,628,425
                  American Century              Growth                                     (1)                     4,220,039
                  American Century              Select                                     (1)                     2,649,433
                  American Century              Ultra                                      (1)                     6,954,956
                  American Century              International                              (1)                       656,964
    *             DST Systems, Inc.             Common Stock                               (1)                     6,691,952
                  Davis                         NY Venture                                 (1)                     1,602,662
                  Fidelity Advisor              Growth                                     (1)                     1,320,014
                  Janus Investment              Investment                                 (1)                     7,617,170
                  Janus Investment              Enterprise                                 (1)                     5,363,492
                  Janus Investment              Mercury                                    (1)                    11,418,575
                  Janus Investment              Overseas                                   (1)                     5,034,815
                  Managers Fund                 Special Equity                             (1)                     1,081,083
                  Money Market Obligs           Prime Value                                (1)                     2,107,338
                  PIMCO                         Total Return                               (1)                     1,555,691
                  T. Rowe Price                 Mid-cap Growth                             (1)                     2,449,852
                  Royce                         Total Return                               (1)                     1,455,066
                  Standish Ayer & Wood          Fixed Income                               (1)                       639,722
                  Vanguard                      Bond Index                                 (1)                     3,768,965
                  Vanguard                      Index 500                                  (1)                     8,115,101
                  Vanguard                      Value                                      (1)                     1,092,495
    *             Participant Loans             Interest rate - Prime + 1%                  0                      1,931,964



*    Indicates a party-in-interest
(1) In accordance with instructions to the Form 5500, the Plan is not required to disclose the cost component of participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   DST Systems, Inc. 401(k) Profit Sharing Plan

Date:  June 28, 2002               By: /s/ Kenneth V. Hager
                                       ---------------------------------------
                                       Kenneth V. Hager
                                       Vice President, Chief Financial Officer
                                       and Treasurer